March 18, 2014

By Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Attn:                    Kate Tillan

Assistant Chief Accountant

Re:                             Mesa Laboratories, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended March 31, 2013

Filed June 6, 2013

File No. 000-11740

Dear Ms. Tillan:

Mesa Laboratories, Inc. is filing this Correspondence in response to the Staff’s comment letter dated March 13, 2014 (the “Comment Letter”).  The response which follows corresponds to the one comment in the Comment Letter.

Form 10-K for the Fiscal Year Ended March 31, 2013

Item 8.  Financial Statements

Note 1.  Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 29

1.          In future filings, we will separately disclose the related costs of service pursuant to Rule 5-03(b)(2) of Regulation S-X.  In addition, in future filings, we will revise our disclosure to include our revenue recognition policy for all significant components of revenues.

We appreciate your prompt review of our prior submission and are hopeful that the Staff can expedite its review of this submission and, thereafter, confirm to us that it will not have any further comments on our Form 10-K for the fiscal year ended March 31, 2013.

Mesa Laboratories Inc.   12100 W. 6th Ave.  Lakewood, CO  80228 USA

(303) 987-8000   FAX (303) 987-8989  www.mesalabs.com   Symbol “MLAB” on the NASDAQ

Thank you for your continuing assistance and cooperation in this matter.  If you have any questions or comments or need any additional information, please contact me at my office.

Very truly yours,

/s/ JOHN V. SAKYS

John V. Sakys
Chief Financial Officer

cc:  Andrew N. Bernstein, Esq.